

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2026

E. Will Gray, II
Chief Executive Officer
New ERA Energy & Digital, Inc.
200 N. Loraine Street, Suite 1324
Midland, TX 79701

> **Re: New ERA Energy & Digital, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 8, 2026**
> **File No. 333-295703**

Dear E. Will Gray II:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Katherine Terrell Frank